UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM SD

Specialized Disclosure Report

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

___________________

Delaware	1-07151	31-0595760
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation)		Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices) (Zip code)

Laura Stein
Senior Vice President – General Counsel
(510) 271-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of The Clorox Company (the “Company” or “Clorox”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1, 2013, to December 31, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals are columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Covered Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 and this Form SD are the Democratic Republic of the Congo and countries that share an internationally recognized border with the Democratic Republic of the Congo (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola).

Certain of the Company’s operations manufacture, or contract to manufacture, products for which Covered Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith reasonable country of origin inquiry regarding these Covered Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of these Covered Minerals originated in a Covered Country and whether any of the Covered Minerals may be from recycled or scrap sources.

Based on this reasonable country of origin inquiry, the Company has determined that it either (i) believes the Covered Minerals necessary to the functionality or production of its products were from recycled or scrap sources or (ii) has no reason to believe that the Covered Minerals may have originated in the Covered Countries.

Overview

The Company manufactures and markets consumer and professional products, selling its products primarily through mass merchandisers, retail outlets, e-commerce channels, distributors and medical supply providers. Clorox brand names include its namesake bleach and cleaning products, Clorox Healthcare™, HealthLink®, Aplicare® and Dispatch® products, Green Works® naturally derived products, Pine-Sol® cleaners, Poett® home care products, Fresh Step® cat litter, Glad® bags, wraps and containers, Kingsford® charcoal, Hidden Valley® and KC Masterpiece® dressings and sauces, Brita® water-filtration products, and Burt’s Bees® and güd® natural personal care products. Covered Minerals are necessary to the functionality or production of very few of these products.

Description of Reasonable Country of Origin Inquiry

In establishing the framework for the Company’s reasonable country of origin inquiry, the Company referred to the relevant due diligence guidance approved by the Organisation for Economic Co-operation and Development. The Company’s inquiry is described below.

Governance and Management Systems

The Company maintains standards for its suppliers, which are set forth in its Business Partner Code of Conduct (the “Business Partner Code”) and can be found at http://www.thecloroxcompany.com/downloads/clorox-business-partner-code-of-conduct.pdf. Among other things, the Business Partner Code requires the Company’s suppliers to implement programs to ensure products do not contain restricted, banned, or unlawfully taken or traded materials, to disclose to the Company the supplier’s due diligence efforts to determine whether its supply chain is free of minerals or materials that finance conflict in the Democratic Republic of the Congo and surrounding countries, or from other countries designated as part of a conflict region, and to provide relevant documentation to the Company upon its request.

In conducting its reasonable country of origin inquiry, the Company assembled a cross-functional team and designated a single Company contact to coordinate and communicate with its suppliers. The Company also established internal management and record-keeping systems for its Covered Minerals inquiries to facilitate the review and assessment of the supplier responses.

Risk Assessment

The Company’s preliminary risk assessment included a survey of all purchased raw materials, contract manufacturing arrangements, licensees and joint ventures to identify materials and products with a risk of containing Covered Minerals. The Company also met with a third-party advisor for a high-level assessment of the Company’s products and a discussion of risk assessment approaches.

After identifying the categories of products that might contain Covered Minerals, the Company sent questionnaires to the suppliers in these product categories. In addition, the Company sent questionnaires to a significant number of its other suppliers to capture any other products potentially containing Covered Minerals that it had not identified.

This questionnaire was based on a form created by the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative. The Company’s survey included questions relating to:

  confirmation of whether the supplier supplied Covered Minerals to the Company;
  whether the supplier deemed the Covered Minerals to be necessary to the functionality of the product(s) provided to the Company by the supplier;
  whether such Covered Minerals were from recycled or scrap sources;
  whether such Covered Minerals originated from the Covered Countries;
  which country/countries such Covered Minerals originated from and what diligence the supplier performed to ensure Covered Minerals do not directly or indirectly finance or benefit armed groups in the Covered Countries; and
  whether the supplier had a conflict-free sourcing policy.

During the supplier survey period, suppliers received an average of seven reminder notifications from the Company’s survey management system, as well as email and telephone follow-ups by the Company’s sourcing contact for that supplier. The Company reviewed and cataloged the responses to the questionnaires as well as other information it received from suppliers regarding their due diligence efforts to identify the countries of origin of any Covered Minerals, as contemplated by the Business Partner Code.

Results of Reasonable Country of Origin Inquiry

A very small number of suppliers responded that the supplies they sold to the Company contained Covered Minerals. Of these suppliers, all were able to confirm, with supporting documentation and/or explanation, that such Covered Minerals did not originate from the Covered Countries. To further test and assess these results, the Company followed up via both email and telephone calls with these suppliers. All of the other suppliers that responded to the questionnaires advised the Company that the materials or products they sold to the Company did not contain Covered Minerals.

Based on the Company’s reasonable country of origin inquiry described above, the Company determined that, with respect to the Covered Minerals necessary to the functionality or production of products that the Company manufactures or contracts for manufacture, the Company either (i) believes that the Covered Minerals were from recycled or scrap sources or (ii) has no reason to believe that the Covered Minerals may have originated in the Covered Countries.

The information contained in this report is publicly available at http://www.thecloroxcompany.com/downloads/Clorox_Conflict_Minerals_Disclosure.pdf.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE CLOROX COMPANY
(Registrant)

Date:	May 30, 2014	By:	/s/ Laura Stein
Laura Stein
Senior Vice President – General Counsel